VIA EDGAR

June 15, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:         NeoStem, Inc. (the “Company”)

Response to

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 20, 2012

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Filed May 11, 2012

File No. 001-33650

Dear Ms. Jenkins:

We are sending this letter to respond to the comments contained in the letter, dated June 11, 2012 (the "Comment Letter") from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to NeoStem, Inc. (“NeoStem” or the “Company”) regarding the Company's Annual Report on Form 10-K for the Year Ended December 31, 2011 filed March 20, 2012 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter Ended March 31, 2012 filed May 11, 2012 (the “Form 10-Q”).

For ease of reference, set forth in bold below are the comments as reflected in the Comment Letter. The Company’s response is set forth below the comment.

Form 10-K for the fiscal year ended December 31, 2011

Note 1, The Company, page 111

1.	We note your disclosure that as part of your plan to focus on capturing the paradigm shift to cell therapies following your January 2011 acquisition of Progenitor Cell Therapy, LLC, you are pursuing strategic alternatives with respect to your 51% interest in Suzhou Eyre Pharmaceutical Company Ltd. (“Eyre”) and anticipate you will have monetized your interest in Eyre by the close of 2012. Additionally, due to changes in the regulatory environment in the People Republic of China (“PRC”), you plan to close your Regenerative Medicine business in PRC in 2012. With regard to these businesses, please tell us the following:

•	Although in your Form 10-Q filed on May 11, 2012 you present your Regenerative Medicine-China segment as discontinued operations, tell us why you did not present these operations as a discontinued operation at December 31, 2011 in your Form 10-K. Specifically tell us what factors changed during your first quarter 2012 that would enable you to present these operations as discontinued operations at March 31, 2012 but not December 31, 2011;

RESPONSE:

As set forth below in greater detail, key events occurred in the first quarter, particularly on March 31, 2012, that we believe put us into discontinued operations. On March 31, 2012 we were advised by our consultants retained to negotiate the extension of our lease for our laboratory facility located in Beijing, (the “Beijing facility”) that the landlord was unwilling to renew our lease. The retention of this facility was critical for the continued operation of this segment.

To give you our status before that date, at a December 8, 2011 meeting of the Board of Directors of the Company, the Board addressed the Company’s Regenerative Medicine - China segment:

1.	The Board discussed the status of the Company’s AOT activities, whereby a network of local People’s Republic of China (“PRC”) hospitals was delivering NeoStem’s Asia licensed adult stem cell technology for orthopedics. The Board discussed the lower than expected performance to date, and determined that the scope of operations should promptly begin to be reduced, and that a review of options, including possible sale or exit, should be undertaken.

2.	The Board discussed the greater scrutiny being given the “VIE Structure” (the structure utilized by the Company for its operations in China) by the local Chinese business community and how this might impact the Company’s continued operations in China.

3.	The Board discussed potential alternative opportunities for the Company’s Beijing facility, including comprehensive cell manufacturing, collection, processing and storage activiites. It was discussed that there was a great deal of interest in the manufacturing capabilities of the Beijing facility, by both current and potential clients of the Company’s contract manufacturing subsidiary, PCT, and an agreement with a Chinese regulatory consultant to explore options for its use should be pursued. It was noted, however, that the Beijing facility lease was expiring in May 2012, so that a plan for going forward needed to be developed in time for us to renew the lease.

Based on the discussions noted above at the December 8, 2011 meeting, the Company had begun the process of reducing the AOT activities of this segment, but had not made an exit decision. On the other hand, it was still actively pursuing the longer term opportunities centered around the segment’s Beijing facility. As a result, the Company concluded that it had not met the requirements for reporting the Regenerative Medicine – China segment in discontinued operations as of December 31, 2011.

420 Lexington Avenue │ Suite 450 │ NYC│ 10170 │ Phone: (212) 584-4180 │ Fax: (646) 514-7787

www.neostem.com

At the January 26, 2012 meeting of the M&A and Finance Committees of the Board of Directors, the Committee continued discussions relating to the status of the Regenerative Medicine – China segment:

1.	The Committee discussed the China Ministry of Health’s announcement in early January 2012 of its intention to more tightly regulate stem cell clinical trials and stem cell therapeutic treatments in the PRC. The greater scrutiny of the VIE structure was again discussed.

2.	The Committee discussed exit options for the AOT activities, which included shutting down the operation, pursuing a local management buy-out, and/or out-licensing to another PRC based company in the regenerative medicine space.

3.	The Committee continued to explore opportunities for capitalizing on the Beijing facility. An update on the activities of the Chinese regulatory consultant was given. It was also noted that the Company consultant had been charged with pursuing negotiations for the extension of the lease for the Beijing facility. The Board discussed strategies with respect to the Beijing facility, including establishing a joint venture and manufacturing for the clients of PCT.

Although a reduction of the AOT activities was in process, future opportunities focused around the segment’s Beijing facility and affirmative activity with regard to extending the lease continued to be discussed, considered and pursued. As a result, the Company concluded that it still had not met the requirements for reporting the segment in discontinued operations. Based on these developments, the Company included the following disclosure on page 3 of the Form 10-K (emphasis added) that was filed on March 20, 2012:

Regenerative Medicine — China

In 2009, we began certain adult stem cell initiatives in the People’s Republic of China (“China” or “PRC”) including: (i) constructing a stem cell research and development laboratory and processing and manufacturing facility in Beijing (the “Beijing facility”), (ii) establishing relationships with hospitals to provide stem cell-based therapies, and (iii) obtaining product licenses covering certain adult stem cell therapeutics focused on regenerative medicine.

In December 2011, China’s Ministry of Health announced its intention to more tightly regulate stem cell clinical trials and stem cell therapeutic treatments in the PRC. Additionally, we operate our regenerative medicine business in China through a wholly foreign owned entity (“WFOE”) and variable interest entities (“VIEs”). While often foreign companies use structures similar to the ones pursuant to which we have operated our regenerative medicine business in the PRC, and while such arrangements are not uncommon in connection with business operations of foreign companies in China in industry sectors in which foreign direct investments are limited or prohibited, recently there has been greater scrutiny by the business community of the VIE structure. Accordingly, the Company has determined to take steps to restrict, and expects to ultimately eliminate, its regenerative medicine business in the PRC.

Our Beijing facility is located at the Life Science Innovation Center, Life Science Park, Zhongguancum, Beijing. It has been designed for comprehensive cell manufacturing, collection, processing and storage that can enable the PCT business model to launch in the PRC should the opportunity be presented. With the upcoming expiration of this lease in May 2012, the Company is considering its options with respect to extending the lease to allow for manufacturing of cell therapies, which will depend in part upon guidance from the PRC Ministry of Health with respect to regulations applicable to stem cell clinical research and applications.

On March 31, 2012 we were advised by our consultants retained to negotiate the extension of our lease for our Beijing Facility that the landlord was unwilling to renew our lease which was expiring in May 2012. The retention of this facility was critical for the continued operation of this segment which was already facing growing regulatory challenges. Since the AOT activities were already in the process of being exited, and the future opportunities for continued operations in the Beijing facility were now eliminated, we concluded all interests in the Regenerative Medicine Business - China Business would be discontinued, and accordingly, the segment was appropriately classified in discontinued operations of March 31, 2012.

•	You state throughout your Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012 that you anticipate exiting the Pharmaceutical Manufacturing-China segment by the close of 2012. Please explain to us in sufficient detail why you believe the results of operations associated with this business segment should not be presented as discontinued operations at either balance sheet date; and

See accounting evaluation in Appendix A

•	Tell us how your accounting for and presentation of these two business segments complies with ASC 205-20-45-1 and how you have considered ASC 360-10-45-9.

See accounting evaluation in Appendix A

Please contact me if you have any questions relating to the matters discussed in this letter. I may be reached at (212) 584-4171 or the address set forth at the top of this letter.

Very truly yours,

/s/ Catherine M. Vaczy

Catherine M. Vaczy

Vice President and General Counsel

Cc: Alan Wovsaniker, Esq., Lowenstein Sandler

20 Lexington Avenue │ Suite 450 │ NYC│ 10170 │ Phone: (212) 584-4180 │ Fax: (646) 514-7787

www.neostem.com

APPENDIX A

Regenerative Medicine – China Segment
Accounting Standards Codification	December 31, 2011	March 31, 2012
ASC 205-20-45-1 The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3: if both of the following conditions are met:	Segment was not disposed of or classified as held for sale, per ASC 360-10-45-9 guidance (see below) as of the reporting date. The Company continued to operate the segment during the first quarter of 2012.

Segment was discontinued. On January 26, 2012, the Company’s Board of Directors determined to exit the AOT activities of the segment but actively continue to pursue alternatives for the Beijing facility. On March 31, 2012 we were advised by our consultants retained to negotiate the extension of our lease for our Beijing facility that the landlord was unwilling to renew our lease. The retention of this facility was critical for the continued operation of this segment. Based on the above, it was determined that all activities within the segment would be eliminated.

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.	n/a

In the first quarter of 2012, the Company discontinued its AOT activities. The Company will not provide any future funding or receive any future benefit from AOT operations.

Effective with the March 31, 2012 notice from the Beijing Facility landlord that our lease would not be renewed at the lease termination in May 2012, the Company’s operations and cash flows from the segment will be eliminated.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.	n/a	The Company will not maintain any future presence in China in this segment, and all operations effectively ceased at the end of the first quarter of 2012.
ASC 360-10-45-9 A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:	Management and the Board of Directors was not pursuing any plan to sell the assets of the Regenerative Medicine – China segment as of reporting date.	n/a
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).	n/a	n/a
b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).	n/a	n/a
c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.	n/a	n/a
d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur.	n/a	n/a
e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.	n/a	n/a
f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	n/a	n/a

Held for Sale Classification Met?	n/a	n/a

Pharmaceutical Manufacturing – China Segment (Erye)
Accounting Standards Codification	December 31, 2011	March 31, 2012

ASC 205-20-45-1  The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3: if both of the following conditions are met:

	Segment was not disposed of or classified as held for sale, per ASC 360-10-45-9 guidance (see below)	Segment was not disposed of or classified as held for sale, per ASC 360-10-45-9 guidance (see below)
a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.	n/a	n/a
b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.	n/a	n/a
ASC 360-10-45-9 A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).	Management and the Board of Directors approved a plan to consider a possible divestiture; a financial advisor was engaged in 2011 Criteria met? Yes	Management and the Board of Directors approved a plan to consider a possible divestiture; a financial advisor was engaged in 2011 Criteria met – Yes
b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

Per the disclosure contained in our SEC filings, the Company did not obtain all Chinese regulatory approvals (and associated registrations) required to reflect the legal title of its interest in Erye. The Company’s management believes these regulatory deficiencies can be remediated and should not delay a possible divestiture of the Company’s interests in Erye that is currently under evaluation. However, the Company requires the cooperation of the officers of Erye, as to which no assurance can be given. In addition, even if the filings are made, no assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye.

Criteria met? NO

Per our disclosure contained in our SEC filings, the Company did not obtain all Chinese regulatory approvals (and associated registrations) required to reflect the legal title of its interest in Erye. The Company’s management believes these regulatory deficiencies can be remediated and should not delay a possible divestiture of the Company’s interests in Erye that is currently under evaluation. However, the Company requires the cooperation of the officers of Erye, as to which no assurance can be given. In addition, even if the filings are made, no assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye.

Criteria met? NO

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.	A financial advisor was engaged in 2011 plan to pursue a possible divestiture. Criteria met? Yes	A financial advisor was engaged in 2011 plan to pursue a possible divestiture. Criteria met? Yes
d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur.

As we have stated in our SEC filings, no assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye. No assurances can be given to complete a sale within one year.

Criteria met? NO

As we have stated in our SEC filings, no assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye. No assurances can be given to complete a sale within one year.

Criteria met? NO

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The Company actively marketed the divestiture of Erye, but did not establish a selling price. Offers received would be evaluated based on a number of factors, including: (i) whether the consideration is fair, or if it contains any contingencies, (ii) whether the prospective buyer is a Chinese company, (iii) whether the regulatory issues would need resolution prior to closing (iv) the financial health of the prospective buyer.

Criteria met? NO

The Company actively marketed the divestiture of Erye, but did not establish a selling price. Offers received would be evaluated based on a number of factors, including: (i) whether the consideration is fair, or if it contains any contingencies, (ii) whether the prospective buyer is a Chinese company, (iii) whether the regulatory issues would need resolution prior to closing (iv) the financial health of the prospective buyer.

Criteria met? NO

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Management and the Board of Directors approved a plan to pursue a possible divestiture; however, if fair offers are not received, or if regulatory issues cannot be remediated to the satisfaction of a potential buyer, the Company may decide to delay or withdraw any divestiture activities.

Criteria met? No

Management and the Board of Directors approved a plan to pursue a possible divestiture; however, if fair offers are not received, or if regulatory issues cannot be remediated to the satisfaction of a potential buyer, the Company may decide to delay or withdraw any divestiture activities.

Criteria met? No

Held for Sale Classification Met?	NO	NO